SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (AMENDMENT NO. 3)

                      COMPLETE WELLNESS CENTERS, INC.
 ---------------------------------------------------------------------------
                             (Name of Issuer)

                Common Stock, par value $.0001665 per share
 ---------------------------------------------------------------------------
                      (Title of Class and Securities)

                                20452H4-10-3
 ---------------------------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                             Arthur Amron, Esq.
                     411 West Putnam Avenue, Suite 125
                        Greenwich, Connecticut 06830
                               (203) 862-7000
 ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:

                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                   December 31, 1998 and January 4, 1999
 ---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
 Rule 13d-1(b)(3) or (4), check the following:   ( )

        See Rule 13d-1(a) for other parties to whom copies are to be sent.



 CUSIP No. 20452H4-10-3              13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                            Imprimis Investors LLC

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) (X)
                                                                 (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
                                       Not applicable

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                     ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Delaware

 NUMBER OF                  7.   SOLE VOTING POWER    -0-
 SHARES
 BENEFICIALLY               8.   SHARED VOTING POWER
 OWNED BY                                             2,540,881
 EACH
 REPORTING                  9.   SOLE DISPOSITIVE POWER
 PERSON                                              -0-
 WITH
                           10.   SHARED DISPOSITIVE POWER
                                                     2,540,881

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     2,540,881

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     ( )

 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,167,664 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 5 and 6.

 14.  TYPE OF REPORTING PERSON
                                  OO



 CUSIP No. 20452H4-10-3              13D

 1.   NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                        Wexford Spectrum Investors LLC

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) (X)
                                                                  (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
                                       Not applicable

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Delaware

 NUMBER OF                   7.   SOLE VOTING POWER        -0-
 SHARES
 BENEFICIALLY                8.   SHARED VOTING POWER
 OWNED BY                                                  660,533
 EACH
 REPORTING                   9.   SOLE DISPOSITIVE POWER
 PERSON                                                     -0-
 WITH                       10.   SHARED DISPOSITIVE POWER
                                                           660,533

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           660,533

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    ( )

 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%(based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,167,664 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 5 and 6.

14.  TYPE OF REPORTING PERSON
                                             OO



 CUSIP No. 20452H4-10-3              13D

 1.   NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                            Wexford Management LLC

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) (X)
                                                                  (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
                                       Not applicable

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     ( )
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Connecticut

 NUMBER OF                   7.   SOLE VOTING POWER        -0-
 SHARES
 BENEFICIALLY                8.   SHARED VOTING POWER
 OWNED BY                                                  3,167,664
 EACH
 REPORTING                   9.   SOLE DISPOSITIVE POWER
 PERSON                                                    -0-
 WITH
                            10.   SHARED DISPOSITIVE POWER
                                                           3,167,664

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           3,167,664

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     ( )

 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.7% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,167,664 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 5 and 6.

 14.  TYPE OF REPORTING PERSON
                                             IA



 CUSIP No. 20452H4-10-3              13D

 1.   NAME OF REPORTING PERSON

 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                               Joseph M. Jacobs

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) (X)
                                                                 (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
                                       Not applicable

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States of America

 NUMBER OF                   7.   SOLE VOTING POWER        -0-
 SHARES
 BENEFICIALLY                8.   SHARED VOTING POWER
 OWNED BY                                                  3,167,664
 EACH
 REPORTING                   9.   SOLE DISPOSITIVE POWER
 PERSON                                                    -0-
 WITH
                            10.   SHARED DISPOSITIVE POWER

                                                          3,167,664

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          3,167,664

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     ( )
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.7% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,167,664 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 5 and 6.

 14.  TYPE OF REPORTING PERSON
                                  IN



 CUSIP No. 20452H4-10-3              13D

 1.   NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                             Charles E. Davidson

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) (X)
                                                                  (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
                                       Not applicable

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States of America

 NUMBER OF                      7.   SOLE VOTING POWER        -0-
 SHARES
 BENEFICIALLY                   8.   SHARED VOTING POWER
 OWNED BY                                                    3,167,664
 EACH
 REPORTING                      9.   SOLE DISPOSITIVE POWER
 PERSON                                                      -0-
 WITH
                               10.   SHARED DISPOSITIVE POWER
                                                             3,167,664

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             3,167,664

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     ( )

 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.7% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,167,664 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items
      5 and 6.

 14.  TYPE OF REPORTING PERSON
                                             IN



 Item 4.   Purpose of Transaction.

      Imprimis and Wexford, as the holders of all of the Preferred Stock, had the right, pursuant to the Certificate of Designation, Preferences and Rights for the Preferred Stock (the "Certificate"), to hold majority representation on the Company's Board of Directors in the event that the Company failed to redeem all of the Preferred Stock on or prior to January 3, 1999. In anticipation that the Company would not redeem the Preferred Stock, Imprimis and Wexford requested that the Company hold a special meeting of its Board of Directors (the "Special Meeting") to elect that number of nominees of Wexford and Imprimis that would constitute a majority of the Company's Board. On January 4, 1999, the Company held the Special Meeting, at which the Board of Directors voted to increase the number of directors on the Board to 15 and elected eight nominees of Wexford and Imprimis as directors. The Wexford and Imprimis nominees elected as directors are Kenneth A. Rubin, Frederick B. Simon, Frank Goveia, Joseph M. Jacobs, Jay L. Maymudes, Arthur H. Amron, Paul M. Jacobi and Douglas J. Lambert (collectively, the "Wexford Directors"), all of whom are employees of Wexford Management.

      Except as described above, the Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraph, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock or the Preferred Stock or to formulate other purposes, plans or proposals regarding the Company or the Common Stock or the Preferred Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

   Item 5.     Interest in Securities of the Issuer.

      On December 31, 1998, pursuant to the terms of the Certificate, the Reporting Persons received as a dividend on their shares of Preferred Stock a total of 2,676 additional shares of Preferred Stock, of which 2,141 shares were payable as a dividend to Imprimis and 535 shares were payable as a dividend to Wexford.

      Each of the Wexford Directors was granted, effective as of the date he assumed his position as director, but subject to the approval of the stockholders of the Company, an option to purchase 7,500 shares of Common Stock at an exercise price of $3.4375 per share. The options vest 50% at the time of grant and 50% one year from the date of grant and expire on January 4, 2004. As a result, upon stockholder approval, the Wexford Directors will, in the aggregate, have options to purchase an aggregate of 60,000 shares of Common Stock and may be deemed to be the beneficial owners of 30,000 shares of Common Stock, which is the number of shares for which their options are immediately exercisable. In addition, Mr. Simon has an option, which is currently vested, granted on May 26, 1998, to purchase 3,750 shares of Common Stock at an exercise price of $2.81 per share in connection with his prior services as a director of the Company, and which expires on May 26, 2003.

      The Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below, including the 3,750 shares of Common Stock issuable pursuant to Mr. Simon's option granted on May 26, 1998 and the 30,000 shares of Common Stock currently issuable, subject to stockholder approval, pursuant to the options of the Wexford Directors granted on January 4, 1999, in all of which the Reporting Persons may be deemed to have an interest. Such percentages have been calculated using information obtained from the Company's quarterly report on Form 10-QSB for the period ended September 30, 1998, on the basis of 2,416,635 shares of Common Stock issued and outstanding on September 30, 1998 and based on an assumed 3,133,914 shares of Issuable Common Stock at an assumed conversion price of $1.75 per share of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D.

   A.     Imprimis

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,540,881, composed of 2,507,131 shares of Issuable Common Stock and 33,750 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

           Percentage:  45.5%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 2,540,881
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 2,540,881

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Imprimis during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 B.   Wexford Spectrum Investors LLC

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           660,533, composed of 626,783 shares of Issuable Common Stock and 33,750 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

           Percentage: 11.8%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 660,533
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 660,533

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Wexford during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 C.   Wexford Management

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           3,167,664, composed of 3,133,914 shares of Issuable Common Stock and 33,750 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

           Percentage: 56.7%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 3,167,664
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 3,167,664

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Wexford Management during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 C.   Joseph M. Jacobs

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           3,167,664, composed of 3,133,914 shares of Issuable Common Stock and 33,750 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

           Percentage: 56.7%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 3,167,664
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 3,167,664

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Mr. Jacobs during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 D.   Charles E. Davidson

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           3,167,664, composed of 3,133,914 shares of Issuable Common Stock and 33,750 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

           Percentage: 56.7%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 3,167,914
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 3,167,914

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Mr. Davidson during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

      Wexford Management may, by reason of its status as manager of Imprimis and Wexford, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possess beneficial ownership.

      Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possess beneficial ownership.

      Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Imprimis and Wexford beneficially own.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date: January 11, 1999


                               IMPRIMIS INVESTORS LLC

                               By: /s/ Arthur H. Amron
                                  ---------------------------
                               Name:  Arthur H. Amron
                               Title: Vice President


                               WEXFORD SPECTRUM INVESTORS LLC

                               By: /s/ Arthur H. Amron
                                  --------------------------
                               Name:  Arthur H. Amron
                               Title: Vice President


                               WEXFORD MANAGEMENT LLC

                               By: /s/ Arthur H. Amron
                                  --------------------------
                               Name:  Arthur H. Amron
                               Title: Senior Vice President


                               /s/ Charles E. Davidson
                              -----------------------------


                              /s/ Joseph M. Jacobs
                              -----------------------------